Exhibit (B)(2)

DEUTSCHE BANK AG
CAYMAN ISLANDS BRANCH	GOLDMAN SACHS CREDIT PARTNERS L.P.
60 WALL STREET	85 BROAD STREET
NEW YORK, NEW YORK 10005	NEW YORK, NEW YORK 10004
April 30, 2006
K-Two Holdco Limited
Coral Towers
Paradise Island, The Bahamas
With a copy to:
Istithmar PJSC
Emirates Towers, Level 4
Sheikh Zayed Road - PO Box 17000
Dubai, United Arab Emirates
Attention: David Jackson, Chief Investment Officer
The Related Companies, L.P.
60 Columbus Circle
New York, NY 10023
Attention: Jeff Blau
Colony Capital, LLC
1999 Avenue of the Stars, Suite 1200
Los Angeles, CA 90067
Attention: Jonathan H. Grunzweig, Principal and Chief Investment Officer
Providence Equity Partners Inc.
50 Kennedy Plaza
Providence, RI 02903
Attention: Paul J. Salem
Whitehall Street Global Real Estate Limited Partnership 2005, Whitehall Street International Real Estate Limited Partnership 2005, Whitehall Street Global Employee Fund 2005 L.P., Whitehall Street International Employee Fund 2005 (Delaware L.P.)
85 Broad Street
New York, NY 10004
Attention: Jonathan Langer
Re:     Bridge Commitment Letter
Ladies and Gentlemen:
          We understand that Colony Capital, LLC, Istithmar PJSC, Providence Equity Partners Inc., The Related Companies, L.P. and Whitehall Street Global Real Estate Limited Partnership 2005, Whitehall Street International Real Estate Limited Partnership 2005, Whitehall Street Global Employee Fund 2005 L.P., Whitehall Street International Employee Fund

2005 (Delaware L.P.), and their respective affiliates (collectively, the “Sponsor”), and Solomon Kerzner and Howard B. Kerzner certain members of the management team of Kerzner International Limited (the “Target”) reasonably acceptable to the Lenders (as defined below) (collectively, the “Management Investors” and, together with the Sponsor, the “Equity Investors”) intend to (i) form a Bahamian holding company (“Holdings”) which would acquire, through a newly formed corporation wholly-owned by Holdings and organized in the Bahamas or another jurisdiction reasonably satisfactory to DB “(Newco”), all of the equity interests in the Target, by way of a merger of Newco and the Target (the “Acquisition” or the “Merger”), and (ii) concurrently with the consummation of the Acquisition, refinance (the “Refinancing”) substantially all of the existing indebtedness of the Target and its subsidiaries, excluding any of the Target’s outstanding 6 3/4% Senior Subordinated Notes due 2015 and 2.375% Convertible Senior Subordinated Notes due 2024 (collectively, the “Existing Notes”) which are not purchased pursuant to tender offers described in the Acquisition Agreement (as hereinafter defined) (any such Existing Notes being herein called “Non-Tendered Existing Notes”; and such tender offers herein collectively called the “Existing Notes Tender Offer”). After giving effect to the Acquisition, Holdings will be a holding company that directly owns, and the sole asset of which is, all of the equity interests in the Borrower referred to below. As used herein, the term “Borrower” shall mean (x) at any time prior to the consummation of the Merger, Newco and (y) on and after the consummation of the Merger, Target or Newco as the surviving corporation of the Merger. We further understand that the funding requirements for the Acquisition (including related fees and expenses and the Refinancing, together with ongoing working capital needs) will be provided from (i) term loan facilities of the Borrower (collectively, the “Term Loan Facility”) of up to $2,075 million to be drawn on the closing date of the Acquisition (the date such amounts are drawn under the Term Loan Facility for such purpose, the “Closing Date”), (ii) a revolving credit facility of the Borrower (the “Revolving Credit Facility” and, together with the Term Loan Facility, the “Bank Financing”) of up to $700 million (of which no more than an amount to be agreed will be drawn on the Closing Date), (iii) not less than an equity investment in Holdings by the Equity Investors equal to 36% of the pro forma total consolidated capitalization of Holdings after giving effect to the Transaction (a portion of which may be in the form of rollover equity and at least $250 million of which shall be in the form of rollover equity provided by Solomon Kerzner and Howard B. Kerzner, with the balance to constitute cash contributions), the cash proceeds of which shall be contributed as common equity to the Borrower (the “Equity Financing”) and (iv) the issuance and sale of Debt Securities (as defined below) or the proceeds of the Bridge Loan (as defined below). The Acquisition, the Bank Financing, the Equity Financing, the Refinancing, the bridge loan contemplated by this letter and the issuance and sale of the Debt Securities are herein collectively referred to as the “Transaction”.
          You have requested that Deutsche Bank AG Cayman Islands Branch (“DB”) and Goldman Sachs Credit Partners L.P. (“GSCP” and, together with DB, the “Lenders”) commit to provide to the Borrower funds in the aggregate amount of up to $400 million in the form of a senior subordinated bridge loan to be made available as described in Section 1 hereof (the “Bridge Loan”).
BRIDGE COMMITMENT LETTER

          In connection with the Transaction, you have engaged one or more investment banks satisfactory to the Lenders (the “Take-Out Banks”) to sell or place senior subordinated debt securities of the Borrower (the “Debt Securities”).
          Accordingly, subject to the terms and conditions set forth or incorporated in this letter, the Lenders agree with you as follows:
          Section 1. Bridge Loan. Each of DB and GSCP hereby severally (and not jointly) commits, subject to the terms and conditions hereof and in the Summary Term Sheet attached hereto as Exhibit A (the “Term Sheet”), to provide to the Borrower a senior subordinated bridge loan on the Closing Date yielding proceeds of $208.0 million and $192.0, respectively. The terms of the Bridge Loan are summarized in the Term Sheet.
          Unless a Lender’s commitment hereunder shall have been terminated pursuant to Section 7, the Lenders shall have the exclusive right to provide the Bridge Loan or other bridge or interim financing required in connection with the Transaction; provided that it is agreed that you may appoint one additional Lead Arranger and Book Running Manager, and an additional co-arranger or co-agent, on economic terms to be mutually agreed upon (with DB remaining “left” and GSCP remaining “middle” Lead Arranger and Book Running Manager).
          You hereby represent and warrant that, to the best of your knowledge, (i) no written information which has been or is hereafter furnished by you or on your behalf in connection with the transactions contemplated hereby and (ii) no other information given at information meetings for potential syndicate members and supplied or approved by you or on behalf (such written information and other information being referred to herein collectively as the “Information”) taken as a whole contained (or, in the case of Information furnished after the date hereof, will contain) as of the time it was (or hereafter is) furnished, any untrue statement of material fact or omitted (or will omit) as of such time to state any material fact necessary to make the statements therein taken as a whole not misleading, in the light of the circumstances under which they were (or hereafter are) made; provided that, with respect to Information consisting of statements, estimates and projection regarding the future performance of Holdings, Target, the Borrower and their respective subsidiaries (collectively, the “Projections”), no representation or warranty is made other than that the Projections have been (and, in the case of Projections furnished after the date hereof, will be) prepared in good faith based on assumptions believed to be reasonable at the time of preparation thereof (it being understood that the Projections are subject to significant uncertainties and contingencies, many of which are beyond your control and that not assurance can be given that such Projections will be realized). You agree to supplement the Information and the Projections from time to time until the Closing Date, as appropriate, so that the representations and warranties in the preceding sentence remain correct. You understand that, in syndicating the Bridge Loan, the Lenders will use and rely on the Information and the Projections without independent verification thereof.
          Section 2. Financing Documentation. The making of the Bridge Loan will be governed by definitive loan and related agreements and documentation (collectively, the
BRIDGE COMMITMENT LETTER

“Financing Documentation”) prepared by Cahill Gordon & Reindel llp, special counsel to the Lenders. The Financing Documentation shall be consistent with this letter and the Term Sheet and shall not contain (a) any condition precedent, other than the conditions precedent set forth or referred to in Section 3 below, or (b) any material representation or warranty, affirmative or negative covenant or event of default not set forth in the Term Sheet the accuracy, compliance or absence, respectively, of or with which would be a condition precedent to the borrowing of the Bridge Loan.
          Section 3. Conditions. The obligation of the Lenders under Section 1 of this letter to provide the Bridge Loan is subject solely to fulfillment of the conditions set forth in the commitment letter (including the term sheets attached thereto) relating to the Bank Financing of even date herewith for which Deutsche Bank Trust Company Americas, Deutsche Bank Securities Inc. and/or their designated affiliates are acting as lead arrangers (the “Senior Commitment Letter”), mutatis mutandis, other than conditions precedent set forth in paragraphs (i), (vii) and (ix), and the final sentence of paragraph (iii), on Exhibit B thereof (provided that the Lenders shall (separately from the agent(s) in respect of the Bank Financing) have the right to confirm compliance with, and/or to waive compliance with, all such conditions precedent). For the avoidance of doubt, it is understood and agreed that the conditions precedent to the obligations of the Lenders to provide the Bridge Loan shall be subject to the limitations set forth in the seventh paragraph of the Senior Commitment Letter, mutatis mutandis. The obligations of the Lenders under Section 1 of this letter to provide the Bridge Loan is also subject to fulfillment of the following additional conditions:
     (a) Financing Documentation. The Borrower and the Lenders shall have entered into the Financing Documentation relating to the Bridge Loan and the transactions contemplated thereby on the terms consistent with this commitment letter and the Term Sheet.
     (b) Bank Financing. The Borrower shall have received, or substantially simultaneously with the borrowing of the Bridge Loan shall receive, at least $2,075 million in gross cash proceeds from the borrowings under the Credit Facilities (as defined in the Senior Commitment Letter).
          Section 4. Securities Demand. You shall comply with the “Securities Demand” provisions and with all other provisions set forth in the fee letter from the Lenders to you dated the date hereof (the “Fee Letter”).
          Section 5. Indemnification and Contribution. You agree to indemnify the Lenders, each entity to which a Lender syndicates any portion of its commitment hereunder pursuant to Section 8 hereof and each of their respective affiliates and their respective officers, directors, employees, agents, representatives and control persons to the extent set forth in Annex I hereto, which annex is incorporated by reference herein and constitutes a part hereof.
          Section 6. Expenses. In addition to any fees that may be payable to the Lenders hereunder, if the funding of the Bridge Loan contemplated by this letter occurs, you hereby agree to reimburse the Lenders for all reasonable fees and disbursements of legal
BRIDGE COMMITMENT LETTER

counsel, including but not limited to the reasonable fees and disbursements of Cahill Gordon & Reindel llp, the Lenders’ special counsel, and all of the Lenders’ travel and other reasonable out-of-pocket expenses incurred in connection with the Transaction or otherwise arising out of the Lenders’ commitment hereunder.
          Section 7. Termination. The Lenders’ commitments hereunder to provide the Bridge Loan shall terminate, unless expressly agreed to by each Lender with respect to its commitments in its sole discretion to be extended to another date, on the earlier of (i) December 31, 2006 and (ii) the termination of the Acquisition Agreement, and abandonment of the Merger, pursuant to the terms thereby, unless on or prior to such date the Transaction has been consummated and the Financing Documentation shall have been entered into. No such termination of such commitment shall affect your obligations under Sections 5 and 6 hereof or this Section 7, which shall survive any such termination.
          Section 8. Assignment; Syndication. This letter shall not be assignable by any party hereto without the prior written consent of the other parties (other than, in the case of a Lender, to an affiliate of such Lender reasonably acceptable to you, it being understood that any such affiliate shall be subject to the restrictions set forth in this Section 8 and other than, in the case of Newco, to the Borrower if an entity other than Newco). Any assignment of the commitment hereunder will not release the assignor from any of the obligations hereunder unless and until the assignor shall have funded the portion of the commitment so assigned. It is agreed that the commitments hereunder are not subject to syndication, and while it is understood that the Lenders may undertake customary syndication of the Bridge Loan and their respective commitments with respect thereto among banks or other financial institutions, no Lender shall be relieved of its commitment hereunder prior to the funding of the Bridge Loan. You and the Borrower agree to use commercially reasonable efforts, whether prior to or after the funding date of any Bridge Loan, to assist the Lenders in syndicating the Bridge Loan or its commitment with respect thereto.
          Section 9. Miscellaneous. THIS LETTER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK AND ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY CLAIM, ACTION, SUIT OR PROCEEDING ARISING OUT OF OR CONTEMPLATED BY THIS COMMITMENT LETTER IS HEREBY WAIVED. EACH OF THE PARTIES HERETO HEREBY SUBMITS TO THE NON-EXCLUSIVE JURISDICTION OF THE FEDERAL AND NEW YORK STATE COURTS LOCATED IN THE CITY OF NEW YORK IN CONNECTION WITH ANY DISPUTE RELATED TO THIS COMMITMENT LETTER OR ANY MATTERS CONTEMPLATED HEREBY. This letter (including the provisions of Annex I specifically incorporated herein) and the Fee Letter embodies the entire agreement and understanding between you and the Lenders and supersedes all prior agreements and understandings relating to the subject matter hereof. This letter may be executed in any number of counterparts, each of which shall be an original, but all of which shall constitute one instrument.
          Each Lender reserves the right to employ the services of its affiliates (including Deutsche Bank Securities Inc. and Goldman, Sachs & Co.) in providing services contemplated
BRIDGE COMMITMENT LETTER

by this letter and to allocate, in whole or in part, to its affiliates certain fees payable to the Lenders in such manner as the Lenders and their respective affiliates may agree in their sole discretion. You acknowledge that (i) each Lender may share with any of its affiliates (including Deutsche Bank Securities Inc. and Goldman, Sachs & Co.) and such affiliates may share with the Lenders (in each case, subject to any confidentiality agreements applicable thereto), any information related to you or your affiliates, the Acquired Business (including information relating to creditworthiness) or the Transaction, (ii) each Lender and its affiliates may be providing debt financing, equity capital, financial advisory or other services (including financial advisory services to you, the Acquired Business and their respective affiliates) to other companies in respect of which you or the Acquired Business may have conflicting interests regarding the transactions described herein and otherwise and (iii) this letter is not intended to create a fiduciary relationship among the parties hereto. Consistent with each Lender’s policy to hold in confidence the affairs of its clients, each Lender agrees to treat, and cause any such affiliate to treat, all non-public information provided to it by Holdings or the Borrower as confidential information.
          You agree that this Commitment Letter is for your confidential use only and that, unless each Lender has otherwise consented, neither its existence nor the terms hereof will be disclosed by you to any person or entity other than (a) your officers, directors, employees, accountants, attorneys and other advisors, and then only on a “need to know” basis in connection with the transactions contemplated hereby and on a confidential basis, (b) as reasonably required in connection with regulatory matters and (c) the Target and its advisors on a confidential basis in connection with the proposed Acquisition; provided that, the foregoing restrictions shall cease to apply (except in respect to the Fee Letter) following your acceptance of the provisions hereof and your return of an executed counterpart of this Commitment Letter and the Fee Letter to us as provided below. If this Commitment Letter is not accepted by you as provided below, please immediately return this Commitment Letter (and any copies hereof) to the undersigned.
          The parties hereto hereby agree that this letter will replace in its entirety, and supersedes, the Commitment Letter, dated as of March 20, 2006, among the parties hereto, which shall have no further force or effect.
BRIDGE COMMITMENT LETTER

          If you are in agreement with the foregoing, please sign and return to DB at 60 Wall Street, New York, New York 10005 and GSCP at 85 Broad Street, New York, New York 10004 the enclosed copy of this letter no later than 6:00 p.m., New York time, on May 7, 2006, whereupon the undertakings of the parties shall become effective to the extent and in the manner provided hereby. This offer shall terminate if not so accepted by you on or prior to that time.

Very truly yours,

DEUTSCHE BANK AG CAYMAN ISLANDS
BRANCH

By:	/s/ Brenda Casey
Name: Brenda Casey
Title: Director

By:	/s/ Steve Lapham
Name: Steve Lapham
Title: Managing Director

GOLDMAN SACHS CREDIT PARTNERS L.P.

By:	/s/ William W. Archer
Name: William W. Archer
Title: Managing Director

Accepted and Agreed to as of
the date first above written:

K-TWO HOLDCO LIMITED

By:	/s/ Howard B. Kerzner
Name: Howard B. Kerzner
Title: President
BRIDGE COMMITMENT LETTER

EXHIBIT A
Operating Company Bridge Loan and Term Loan Facility
Summary Term Sheeta

Borrower:	(i) At any time prior to the consummation of the Merger, Newco and (ii) on and after the consummation of the Merger, Target or Newco as the surviving corporation of the Merger (such relevant entity, the “Borrower”).

Guarantors:	All obligations under the Operating Company Bridge Loan shall be unconditionally guaranteed on a senior subordinated basis by each of the Borrower’s subsidiaries that provide guarantees under the Bank Financing with exceptions to be mutually agreed upon (collectively, the “Guarantors”).

Lenders:	Deutsche Bank AG Cayman Islands Branch and Goldman Sachs Credit Partners L.P.

Amount:	$400 million in the form of a senior subordinated bridge loan that permits the payment of all interest due thereon for the first five years after the Closing Date through the issuance of additional identical senior subordinated debt (the “Bridge Loan”).

Maturity:	Any outstanding amount under the Bridge Loan will be required to be repaid in full on the earlier of (a) one year following the Closing Date and (b) the closing date of any permanent financing of at least a corresponding amount; provided, however, that if all or any portion of the Bridge Loan shall remain outstanding one year following the Closing Date the Bridge Loan shall be converted (the date of such

[a]	Capitalized terms used herein and not defined herein shall have the meanings provided in the commitment letter to which this summary term sheet is attached.

conversion, the “Conversion Date”), subject to the conditions outlined under “Conditions to Conversion of the Bridge Loan”, to a senior subordinated term loan facility that permits the payment of all interest due thereon for the first five years after the Closing Date through the issuance of additional identical senior subordinated debt (the “Term Loan”) with a maturity of eight years after the Conversion Date; provided, however, that the Borrower shall pay to the Lender on the Conversion Date, a conversion cash fee equal to 2.75% of the principal amount of the Term Loan then outstanding (the “Conversion Fee”), subject to the Conversion Fee Rebate (as defined below).

The Conversion Fee Rebate shall mean the obligation of the Lender to rebate the Applicable Percentage of the Conversion Fee to the extent the Term Loan is repaid in full within the time frames set forth below after the payment thereof with the proceeds of Debt Securities or other debt or equity securities where the Take-Out Bank acts as an underwriter (it being agreed that if the Term Loan is partially repaid, such rebates will be reduced pro rata to the portion of the Term Loan so repaid):

Number of Days	Applicable Percentage
0-90	75%
91-180	50%
181-365	25%

Commitment, Funding and Other Fees:
(i) a cash fee of 0.75% of the total amount committed shall be earned by the Lenders upon execution of the bridge loan commitment letter and be due and payable upon the Closing Date (it being understood that no fee is payable under this clause (i) if the Closing Date does not occur); and (ii) on the date of funding of the Bridge Loan (the “Funding Date”), the Borrower shall pay a cash fee (the “Funding Fee”) to the Lenders equal to 1.25% of the aggregate principal amount of the Bridge Loan funded on the Funding Date, subject to the Funding Fee Rebate (as defined below).

The Funding Fee Rebate shall mean the obligation of the Lenders to rebate the Applicable Percentage of the Funding Fee to the extent the Bridge Loan is repaid in full within the time frames set forth below after the payment thereof with the proceeds of Debt Securities or other debt or equity securities where the Take-Out Bank acts as an underwriter (it being agreed that if the Bridge Loan is partially repaid, such rebates will be reduced pro rata to the portion of the Bridge Loan so repaid):

Number of Days	Applicable Percentage
0-90	75%
91-180	50%
181-365	25%

Use of Proceeds:	To fund in part the Acquisition and the Refinancing and to pay related fees and expenses.

Interest Rate:	Prior to the Conversion Date, the Bridge Loan shall bear interest, reset monthly, at the rate of three-month LIBOR plus 5.00% per annum and such spread over LIBOR shall automatically increase by 1.0% on the six-month anniversary of the Funding Date and by 0.5% for each period of three months (or portion thereof) thereafter that the Bridge Loan is outstanding. After the Conversion Date, the Term Loan shall bear interest at the rate of interest applicable the Bridge Loan (giving effect to the 0.5% step up on the Conversion Date), and such rate shall automatically increase by 0.5% at the end of each three-month period ending after the Conversion Date. Notwithstanding the foregoing, the interest rate determined in accordance with the foregoing shall not exceed the Interest Rate Cap (as defined in the Fee Letter) at any time.

Interest on the Bridge Loan and the Term Loan shall be payable on a quarterly basis. Subject to the last paragraph of this Section, interest on the Bridge Loan and the Term Loan will be paid in cash.

The Borrower shall have the right at any time on or before the fifth anniversary of the Funding Date to pay interest on the Bridge Loan and the Term Loan through the issuance of additional indebtedness in lieu of cash.

Ranking:	The obligations of the Borrower and the Guarantors under the Bridge Loan will be senior subordinated obligations of the Borrower and the Guarantors and will rank (i) junior in right of payment to all senior indebtedness of the Borrower or such Guarantor, as the case may be, (ii) pari passu in right of payment to all senior subordinated indebtedness of the Borrower or such Guarantor, as the case may be and (iii) senior to any subordinated indebtedness of the Borrower or such Guarantor, as the case may be.

Optional Prepayment:	The Borrower may prepay the Bridge Loan or the Term Loan, in whole or in part, at any time at a redemption price equal to 100% of the principal amount thereof plus accrued interest thereon.

Mandatory Prepayment:	Net proceeds of sales of debt securities, in a public offering or private placement or equity securities in a public offering, in each case by the Borrower or any of its restricted subsidiaries (other than sales of debt or equity to the Sponsors), and the net proceeds of non-ordinary course asset sales, shall be used to prepay the Bridge Loan or the Term Loan plus accrued interest and any other amount payable thereunder to the full extent of the net proceeds so received subject to exceptions to be agreed including without limitation for mandatory prepayments and reinvestments permitted under the Bank Financing and to the extent such net proceeds are not used to retire bank debt. The Borrower will be required to make an offer to repay all amounts outstanding under the Bridge Loan or the Term Loan, as the case may be, upon the occurrence of a Change of Control (to be defined in a manner customary for high yield debt securities issued by affiliates of the Sponsor) in a manner reasonably acceptable to the Lenders and the Borrower.

Upon the Conversion Date, mandatory prepayment provisions shall be automatically replaced by the asset sale and change of control offer to purchase provisions contained in the Exchange Notes.

Participation/Assignment- or Syndication:
The Lenders may participate out or sell or assign, or syndicate to other lenders, the Bridge Loan or the Term Loan, in whole or in part, at any time, subject to compliance with applicable securities laws and prior consultation with you in the case of assignments; provided, however, that prior to the Conversion Date, the consent of the Borrower shall be required with respect to any assignment if, subsequent thereto, the Lenders and their affiliates would hold, in the aggregate, less than 50.1% of the outstanding Bridge Loan.

Conditions to Conversion of the Bridge Loan:	On the Conversion Date, unless the Borrower or any significant subsidiary thereof is subject to a bankruptcy or other insolvency proceeding, the Bridge Loan shall convert into the Term Loan.

Debt Security Exchange:	The Lenders may at any time after the Conversion Date require that the Borrower exchange the Term Loan for long-term notes maturing eight years after the Conversion Date (the “Exchange Notes”). The Exchange Notes shall bear interest at a fixed rate equal to then in effect floating rate on the Term Loan so exchanged and shall have terms and conditions customary for high yield debt securities issued for cash by an affiliate of the Sponsor in the then prevailing market and reasonably acceptable to the Lenders and the Borrower. The Exchange Notes shall have no registration rights, but shall require the Borrower to make available financial information on a basis no less frequently than quarterly.

The Borrower shall have the right at any time or before the fifth anniversary of the Funding Date to pay interest on the Exchange Notes through the issuance of additional indebtedness in lieu of cash. The Borrower shall not be required to issue Exchange Notes until requests have been received and remain in effect for at least $25 million in aggregate principal amount.

Optional Redemption:	The Exchange Notes will be non-callable for the first four years from the Closing Date (subject to equity clawback and make-whole provisions customary for affiliates of the Sponsor) and will be callable thereafter at par plus accrued interest plus a premium equal to 50% of the coupon, which premium shall decline ratably on each yearly anniversary of the date of such sale to zero one year prior to the Final Maturity Date.

Covenants:	The Financing Documentation will contain affirmative and negative covenants (with carve-outs and exceptions), in each case in form customary for high yield debt securities issued by affiliates of the Sponsor (and in any event, no more restrictive than the corresponding covenants in the Bank Financing) as follows: restrictions on the ability of the Borrower and its restricted subsidiaries to incur additional indebtedness and to incur indebtedness which is subordinated to senior debt and senior to the Bridge Loan or the Term Loan, pay certain dividends and make certain other restricted payments and investments, impose restrictions on the ability of the Borrower’s restricted subsidiaries to pay dividends or make certain payments to the Borrower, create liens, enter into transactions with affiliates, and merge, consolidate or transfer substantially all of their respective assets. Further, during the term of the Bridge Loan, the covenants will be more restrictive than the covenants applicable to the Term Loan in a manner reasonably acceptable to the Lender and the Borrower.

Upon the Conversion Date, all affirmative and negative covenants shall be automatically deemed to be replaced by the affirmative and negative covenants contained in the Exchange Notes.

Representations and Warranties:	Customary for transactions of this type and substantially similar to those set forth in the Bank Financing.

Conditions Precedent:	As set forth in Section 3 of the bridge loan commitment letter.

Events of Default:	Customary for high yield debt securities issued by affiliates of the Sponsor as follows:
payment defaults, covenant defaults, bankruptcy and insolvency of the Borrower and its significant restricted subsidiaries, judgments in excess of an agreed upon amount and not covered by insurance, cross acceleration of and failure to pay at final maturity other indebtedness aggregating an amount to be agreed upon, subject to, in certain cases, notice and grace provisions. Upon the Conversion Date, all events of default and remedies shall be automatically deemed to be replaced by those contained in the Exchange Notes.

Governing Law and Forum:	The State of New York.

Indemnification and Expense Reimbursement:	Customary for transactions of this type.